# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Life Time Group Holdings, Inc., CIK 0001869198
CUSIP: 53190C102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Date of event which requires filing of this statement: 02/27/2025
Amends the filing with accession number 0001193125-21-305469
Filed by CIK 0001295679
Persons authorized to receive notices and communications: Bahram Akradi, 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317, (952) 947-0000

## Reporting persons
- Bahram Akradi (CIK 0001295679): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO), personal funds (PF); sole voting power 14,901,083; shared voting power 0; sole dispositive power 14,901,083; shared dispositive power 925,890; aggregate amount beneficially owned 15,826,973 (7.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Life Time Group Holdings, Inc.
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Comment: This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on October 22, 2021 (as amended, the "Schedule 13D"), related to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Life Time Group Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

From June 14, 2022 through May 31, 2024, the Reporting Person purchased 273,411 shares of Common Stock in a series of open market transactions for aggregate consideration of approximately $3.9 million using personal funds. In addition, on February 27, 2025, the Reporting Person net exercised options to purchase 9,388,000 shares of Common Stock at an exercise price of $10.00 per share, with the Issuer withholding shares of Common Stock to cover the exercise price.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 27, 2025, the Issuer, the Reporting Person, certain other stockholders of the Issuer, and J.P. Morgan Securities LLC and BofA Securities, Inc., as underwriters (the "Underwriters"), entered into an Underwriting Agreement (the "Underwriting Agreement") pursuant to which the Underwriters agreed to purchase 23 million shares of Common Stock, including 5 million shares of Common Stock from the Reporting Person, at a price of $30.13 per share. In connection with the entry into the Underwriting Agreement, the Reporting Person exercised options to purchase 9,388,000 shares of Common Stock that would have otherwise expired in October 2025.

Pursuant to the Underwriting Agreement, the Reporting Person has agreed not to sell or ortherwise dispose of any shares of Common Stock held by him for a period ending 180 days after the date of the Underwriting Agreement without first obtaining the written consent of the Underwriters, subject to certain exceptions.

The above description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover page is incorporated by reference into this Item 5.

The Reporting Person may be deemed to beneficially own 15,826,973 shares of Common Stock representing 7.3% of the shares of Common Stock outstanding as of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover page is incorporated by reference into this Item 5.

Mr. Akradi has sole voting and dispositive power with respect to 14,901,083 shares of Common Stock, consisting of 2,301,542 shares of Common Stock held directly by Mr. Akradi, 1,120,971 shares of Common Stock underlying options and restricted stock units that are currently vested and exercisable or will be vested and exercisable within 60 days hereof, and 11,478,570 shares of Common Stock held by the Bahram Akradi Revocable Trust U/A dated February 7, 2006, of which the Reporting Person is the sole trustee. The Reporting Person also shares dispositive power over 891,479 shares of Common Stock held by the Bahram Akradi 2018 GST Family Trust and 34,411 shares of Common Stock held by the Bahram Akradi 2012 GST Family Trust by virtue of his power of substitution with respect to the shares of Common Stock held by such trusts.

In addition, by virtue of the agreements made pursuant to the Stockholders Agreement, the Voting Group members may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D and, accordingly, none of the other members of the Voting Group are included as reporting persons herein.
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Underwriting Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 3. Underwriting Agreement, dated as of February 27, 2025, by and among Life Time Group Holdings, Inc., the shareholders named therein, J.P. Morgan Securities, LLC and BofA Securities, Inc. (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed on March 3, 2025).

## Signatures
- Bahram Akradi: /s/ Stuart McFarland, Stuart McFarland, Attorney-in-fact (03/03/2025)